United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__ ..)

 VALE S.A.VALE S.A.Manual for ParticipationExtraordinary Shareholders’ Meeting of March 12, 2021

 INDEX NOTICE OF MEETING ................................................................................................. 3 GENERAL INFORMATION .......................................................................................... 3 VOTING RIGHTS ................................................................................................................. 3 REQUIRED DOCUMENTS ....................................................................................................... 3 PARTICIPATION BY PROXY ..................................................................................................... 4 PROXY VOTE TEMPLATE ....................................................................................................... 5 PARTICIPATION OF HOLDERS OF AMERICAN DEPOSITARY SHARES (“ADSS”) .................................... 5 WAYS FOR THE SHAREHOLDER TO PARTICIPATE ....................................................... 6 PARTICIPATION BY ABSENTEE BALLOT ..................................................................................... 6 PARTICIPATION VIA VIRTUAL ACCESS WHEN THE MEETING IS HELD ................................................. 6 PARTICIPATION AND/OR VOTING ON THE DIGITAL PLATFORM ....................................................... 7

 Notice of Meeting The Shareholders of Vale S.A. (“Vale” or “Company”) are invited to meet in an Extraordinary Shareholders’ Meeting (“Meeting”) to be held on March 12, 2021, at 10 a.m., exclusively digitally via the Zoom platform, to vote on the amendment of Vale’s By-Laws. The details of the proposed amendments to the By-Laws are available in the Management’s Proposal, available on the Company’s website (www.vale.com/investors) on the banner “Vale’s Extraordinary Shareholders Meeting”, including a table with a copy of the By-Laws, highlighting the proposed amendments and justification of these amendments, including their possible legal and economic effects, as set forth in Article 11 of CVM Instruction No. 481/2009. General Information Voting Rights Pursuant to Article 5 of Vale’s By-Laws, each common share and each special-class preferred share issued by the Company gives the right to one vote in the resolutions of the Meeting’s Agenda. Considering the items on the Agenda, the shareholders holding common shares and the shareholder holding special-class preferred shares issued by Vale are able to vote on the resolution proposed for the Meeting. Required documents The following documents are required for shareholders to participate in the Meeting: Individual Legal Entity Valid photo I.D. of the shareholder (original or certified copy). The following documents may be submitted: (i) Identity Card (RG); (ii) Foreigner’s Identity Card (RNE); (iii) Passport; (iv) Professional Card accepted as identification for legal purposes (for example, OAB, CRM, CRC, CREA); or (v) Driver’s License (CNH). proof of ownership of shares issued by Vale issued by the depository financial institution or custodian on the date of accreditation to be completed by the shareholder. Valid photo I.D. of the legal representative (original or certified copy). The following documents may be sent: (i) Identity Card (RG) or Foreigner’s Identity Card (RNE); (ii) Passport; (iii) Professional Card accepted as identification for legal purposes (for example, OAB, CRM, CRC, CREA); or (iv) Driver’s License (CNH). documents proving powers of representation, including the proxy appointment and copy of the formation documents and of the minutes of the election of the directors; and, in the case of investment fund, copies of (i) the fund by-laws in force, (ii) the formation documents of its director or manager, as the case may be, and (iii) the minutes of the election of the managers of the director or manager. If such documents are in a foreign language, they must be translated into Portuguese by a sworn translator, but notarization and consularization shall not be necessary. Note that documents in English and Spanish do not need to be translated. proof of ownership of shares issued by Vale issued by the depository financial institution or custodian on the date of accreditation to be completed by the shareholder.

 Participation by Proxy Shareholders may participate by duly appointed proxy, subject to the provisions of article 126, paragraph 1, of Brazilian Corporate Law 6,404/76. The proxy must have been appointed within one (1) year and be a shareholder or manager of the Company, a lawyer registered with the Brazilian Bar Association or a financial institution. Under the terms of Circular Letter/CVM/SEP/No. 02/2020, shareholders that are legal entities may be represented at the Meeting by their legal representatives or by a duly appointed proxy, in accordance with the company’s formation documents and under the rules of the Brazilian Civil Code, and in this specific case there is no need for the proxy to be a shareholder, a manager of the company or a lawyer. Similarly, shareholders that are investment funds, as decided by the CVM Board in the scope of CVM Administrative Procedure No. RJ-2014-3578, may be represented at the Meeting through legal representatives or through proxies duly established by their manager or administrator, as provided under their by-laws. Any proxy appointment written in a foreign language must be accompanied by the corporate documents proving powers of representation, in the case of a legal entity, and the proxy appointment, all duly translated into Portuguese by a sworn translator and notarized, but consularization will not be necessary. Documents in English and Spanish do not need to be translated. Representation documents, accompanied by documentation proving powers, will be verified when the shareholder is accredited for digital participation via Zoom, as will be detailed in this Manual. In order to streamline the accreditation and document analysis process, we kindly ask shareholders that will be represented by a proxy to complete the accreditation and, consequently, send the supporting documents mentioned above to the Company, preferably at least 72 (seventy-two) hours prior to the Meeting, using the form available at the website www.vale.com/assembleia. Below is a proxy template that can be filled out by shareholders who choose to participate by proxy. Shareholders can use any proxy appointment instead of this example, provided that the document complies with Law No. 6,404/1976 and the Brazilian Civil Code.

 Proxy Vote Template [ACIONISTA], [Qualificação] (“Outorgante”), neste ato nomeia e constitui como seu procurador o(a) Sr(a) [NOME], [NACIONALIDADE], [ESTADO CIVIL], [PROFISSÃO], com carteira de identidade nº [_______] e inscrito no CPF/MF sob o nº [______], residente e domiciliado [ENDEREÇO], na Cidade [_______], Estado [_______] (“Outorgado”), ao qual confere poderes para representar o(a) Outorgante na Assembleia Geral Extraordinária da Vale S.A., a ser realizada em primeira convocação no dia 12 de março de 2021, às 10h, e, se necessário, em segunda convocação em data a ser informada oportunamente. Este instrumento é válido por [____], a partir da data de sua assinatura. [Local], [Data]. ____________________________ [Acionista] [SHAREHOLDER], [Identification] (the “Grantor”), hereby makes, constitutes, appoints and designates [NAME], [CITIZENSHIP], [MARITAL STATUS], [PROFESSION], with ID #[____] and holder of CPF/MF # [______], resident in [CITY], and with commercial address at [ADDRESS], in the City of [_______], State of [_______] (the “Grantee”), as true and lawful attorney-infact to represent the Grantor at the Extraordinary Shareholders’ Meeting to be held on first call on March 12, 2021, at 10 a.m., and, if necessary, on second call on a date to be duly informed,. This power of attorney shall remain in effect from [__________] until [_______]. [Place], [Date]. ____________________________ [Shareholder] Participation of Holders of American Depositary Shares (“ADSs”) Holders of ADSs may attend the Meeting, in which they will be represented by Citibank N.A. (“Citibank”), as a depository financial institution, observing the terms and procedures set forth in the “Deposit Agreement” signed with Vale. Citibank will send the voting cards (proxies) to the ADS holders so that they may exercise their voting rights and will be represented in the Meeting through its representative in Brazil, Banco Bradesco S.A. (“Bradesco”). The estimated start date for the distribution of the proxy cards and voting materials for holders of ADSs is February 17, 2021.

 Ways for the Shareholder to Participate Participation by Absentee Ballot As set forth in Articles 21-A et seq. of CVM Instruction No. 481/2009 of 12/17/2009 (“CVM Instruction 481”), the Company’s shareholders may send, as of this date, their voting instructions with respect to the matters on the Meeting’s Agenda by completing and submitting the absentee ballot (“Ballot”). The content of the Ballot should reflect Exhibit 21-F of CVM Instruction 481, which unites all the proposals for vote included in the Meeting’s Agenda, and may be accessed here: www.vale.com/investors. The shareholder who chooses to exercise his or her voting right through Ballot must do so via one of the following options: (i) by filling instructions to the Company’s depository (Banco Bradesco S.A.), only in case of shares which are not deposited with a central depository, pursuant procedures and observing documents required by the depository, within 7 before the date of the Meeting; (ii) by filling instructions to their respective custodian, in the case of shareholders holding shares deposited in a central depository, pursuant procedures and observing documents required by the respective custodian, within 7 before the date of the Meeting; or (iii) by forwarding the Ballot directly to the Company. In this case, the shareholder must send the Ballot to the postal address vale.ri@vale.com, within 7 before the date of the Meeting. It is important to note that the last day for receipt of the Ballot (i) by the depository; (ii) by the custodian; and (iii) by the Company, will be March 5, 2021. The mentioned date is referred to the receipt of the ballot and not to their posting. Any ballot received after the mentioned date, will not be counted. After the deadline for absentee voting, namely, from March 6, 2021 the shareholders can no longer change the voting instructions sent, except during the Meeting, upon specific request to disregard the voting instructions sent by Ballot, before the respective matter is put up to vote, and provided the shareholder or the legal representative, as the case may be, has completed the due registration for virtual participation in the Meeting. Participation via Virtual Access when the Meeting is held As informed in the Notice of Meeting, the Meeting will be held exclusively digitally, in accordance with Article 4, paragraph 2, I, of CVM Instruction 481, through virtual access via Zoom.

 Shareholders may request a link to access the Meeting upon request to be made using the form available at www.vale.com/investors. This request must be made by March 10, 2021 and must be accompanied by the necessary documents for participation. Access via Zoom will be restricted to shareholders or their representatives or proxies, as the case may be, who are accredited under the terms described in this Manual for Participation and the aforementioned link (“Registered Shareholders”). The Company warns that shareholders who do not submit the request and the necessary participation documents within the required period will not be able to participate in the Meeting. As mentioned above, in order to streamline the registration process, we kindly ask shareholders that will be represented by a proxy to send the supporting documents to the Company preferably at least 72 (seventy-two) hours prior to the Meeting. After the documentation is verified and the accreditation is completed, the Company will send by email, preferably, at least one (1) day prior to the date of the Meeting, the instructions to access the electronic system to the shareholders who have completed their registration, as indicated above (“Registered Shareholder(s)”). Only one individual invitation will be sent per Registered Shareholder. If a specific Registered Shareholder does not receive an individual invitation to participate in the Meeting at least three (3) hours prior to the Meeting start time, he/she should contact Vale’s Investor Relations department, through the e-mail vale.ri@vale.com, at least one (1) hour before the Meeting start time so that appropriate support can be provided and, as the case may be, access for the Shareholder can be authorized by sending a new individual invitation. Registered Shareholders undertake to (i) use the individual invitations solely and exclusively for remotely attending the Meeting, (ii) not transfer or disclose, in whole or in part, the individual invitations to any third party, shareholder or not, as the invitation is non-transferable, and (iii) not record or reproduce, in whole or in part, nor to transfer to any third party, shareholder or not, the content or any information transmitted virtually during the Meeting. Participation and/or Voting on the Digital Platform The Company emphasizes that only those shareholders who complete the accreditation by March 10, 2021 and enter the Zoom call on the date of the Meeting, by the time the meeting is opened, shall be deemed present at the Meeting (“Attending Shareholder”). The Zoom platform meets the requirements provided for in Article 21-C, paragraph 1 of CVM Instruction 481, namely, (i) the possibility of speaking and simultaneously accessing documents presented during the Meeting that have not been previously made available; (ii) the full recording of the Meeting; and (iii) the possibility of communication between shareholders. Attending Shareholders hereby authorize the Company to use any information contained in the Meeting recording to register the possibility of speaking and viewing the documents presented during the Meeting; register the authenticity and security of communications during the Meeting; register attendance and votes entered; comply with legal orders of competent authorities; and defend the Company, its managers and hired third parties, at any judicial, arbitration, regulatory or administrative level. During the Meeting, the Attending Shareholders will have their microphone muted and their cameras turned off, in order to avoid instability in the connection and improve the sound quality. After presentation of each matter contained in the Agenda, any Attending Shareholder who wishes to speak shall ask to speak in Zoom’s chat tool to be eligible to make this request, so that, in the order in which they are received by the board, the shareholder is given the floor by unmuting their audio. In order to keep the Meeting going smoothly, a maximum time limit may be established for each Attending Shareholder to speak. Any Attending Shareholder who wishes to speak to make a statement on any matter not related to the Meeting’s Agenda must use the usual channels of contact with the Company, through the Investor Relations department. In addition to the possibility of watching on the computer, the Zoom platform is also available, via app, for Apple and Android phones, by downloading the application. Vale recommends that Shareholders test and familiarize themselves with Zoom in advance and access the Zoom call at least 30 (thirty) minutes prior to the start of the Meeting in order to avoid any operational problems with its use on the day of the Meeting. Vale is not responsible for connection problems that Registered Shareholders may face and other situations that are not under the control of the Company, such as instability in the internet connection or incompatibility of Zoom with the equipment of the Registered Shareholder. Attending Shareholders who participate via Zoom will be deemed present at the Meeting and will be deemed to have signed the respective minutes, under the terms of article 21-V, paragraph 1 of CVM Instruction 481. Any questions or explanations can be resolved or obtained, as the case may be, through contact with the Investor Relations Office, through email at vale.ri@vale.com.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: February 09 2021		Head of Investor Relations